Exhibit 99.2

RECENT DEVELOPMENTS

TOTAL announces its 2017 second interim dividend

The Board of Directors of TOTAL S.A. met on July 26, 2017, and approved the 2017 second interim dividend of €0.62 per share. This interim dividend, unchanged compared to the proposed 2017 first interim dividend, is payable in euro according to the following timetable:

•	Ex-dividend date: December 19, 2017
•	Record date: December 18, 2017
•	Payment date in cash or shares issued in lieu of cash: January 11, 2018

The Board of Directors will meet on December 12, 2017, to:

•	declare the 2017 second interim dividend;
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offer, under the conditions set by the fourth resolution of the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 second interim dividend in cash or in new shares of the Company;

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set the price of new shares to be issued with a discount of between 0% and 10% based on the average opening price on Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the 2017 second interim dividend;

•	set the period for shareholders to elect to receive the payment in new shares from December 19, 2017 to January 3, 2018, both dates inclusive; and
•	authorize the payment of the dividend in cash or the delivery of shares issued in lieu of the dividend in cash on January 11, 2018.

Holders of TOTAL’s American Depositary Receipts (“ADRs”) will receive the 2017 second interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

•	ADR ex-dividend date: December 15, 2017
•	ADR record date: December 18, 2017
•	ADR payment date in cash or shares issued in lieu of cash: January 19, 2018

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

Qatar: TOTAL celebrates the start of operations on the giant Al-Shaheen oil field alongside Qatar Petroleum

On July 11, 2017, TOTAL S.A. (together with its subsidiaries and affiliates, “TOTAL” or the “Group”) announced that it and Qatar Petroleum will take over the operatorship of the giant Al-Shaheen offshore oil field for a period of 25 years beginning July 14, 2017. The field produces 300 thousand barrels of oil per day. The concession will be operated by the North Oil Company (NOC), which was established a year ago as a partnership between TOTAL (30%) and Qatar Petroleum (70%).

Located in Qatari waters 80 kilometers North of Ras Laffan, the Al-Shaheen field began production in 1994. The existing development consists of 30 platforms and 300 wells, and production from the field represents about half of Qatar’s oil production.

The first phase of the development plan of Al Shaheen, consisting of the drilling of 56 new wells, will start this summer with the mobilization of the first two rigs, with a third one to be added at the beginning of next year. This first phase will be followed by two others over the next 5 years to further develop the field.

TOTAL, Brittany Ferries, Dunkerque LNG and Groupe Charles André partner to supply liquefied natural gas to the first French LNG-powered cruise ferry

On July 10, 2017, TOTAL announced that Total Marine Fuels Global Solutions (TMFGS), its affiliate responsible for marketing marine fuels worldwide, and Brittany Ferries (BAI(1)) had signed a multi-year contract to supply LNG bunker to the “Honfleur” in the port of Ouistreham, France. On June 20, 2017, BAI had confirmed its order for the new ship, the first LNG-powered French cruise ferry, which will operate between Ouistreham and Portsmouth, England from 2019.

LNG’s environmental performance is set to make it a particularly attractive solution for shipping, allowing operators to meet the International Maritime Organization’s (IMO) new sulfur regulations, applicable in Emission Control Areas (ECA) since 2015 and worldwide from 2020 (“global cap”). LNG also reduces emissions of nitrogen oxide (NOx), particles and CO2. TMFGS is supporting the growth of this new marine fuel. It intends to become a major player in this market.

To address the lack of LNG infrastructure in the ports served by the “Honfleur”, TMFGS has partnered with two other French companies to implement an innovative supply chain using ISO containers(2) for LNG bunkering. The agreement with Dunkerque LNG covers the construction of an automated truck loading dock where the containers will be filled with LNG. The agreement with Groupe Charles André (CGA) covers the supply and transportation of ISO containers equipped with geolocation trackers and pressure sensors. Transported by truck from the LNG terminal of Dunkirk to the port of Ouistreham, the containers will be lifted aboard the cruise ferry using onboard cranes, to supply a fixed LNG storage tank at the rear of the superstructure. Once empty, the containers will be offloaded at the next call at Ouistreham and replaced by full containers.

First phase of the Antwerp platform upgrade starts up with ethane-based petrochemical production

On July 7, 2017, TOTAL announced that its refining and chemicals platform in Antwerp had started up production of ethylene(3) using ethane feedstock, which is extracted from natural gas and is typically significantly cheaper than oil-derived feedstock.

TOTAL has invested nearly $60 million to revamp one of the platform’s two steam crackers(4) and to adapt the site’s terminal to enable the import of 200,000 tons of ethane per year by ship from Norway. The Antwerp project is part of TOTAL’s strategy of upgrading its major integrated platforms and expanding its petrochemicals business to take advantage of expected low cost feedstock.

The project optimizes supply by providing flexibility to use ethane, butane or naphtha as feedstock; advantaged feedstock could therefore account for more than 50% of supply.

The project is part of a wider upgrade of the Antwerp facility that also includes the construction of a new refining complex - to convert larger volumes of heavy fuel oil into light products for which there is growing demand - as well as a unit to process refinery off-gas for use as petrochemical feedstock. The platform upgrades are expected to be completed in the second half of 2017.

Tragic accident at South Korea’s Samsung yard delays the Martin Linge project in Norway

Following the tragic accident at the Samsung Heavy Industries (SHI) Geoje yard in South Korea on May 1, 2017, TOTAL announced on July 6, 2017, that it had assessed the status of some of its projects given that the yard is being used for construction works related to three of its major projects: Martin Linge (Norway), Egina (Nigeria), and Ichthys (Australia).

Following the accident, works related to the Martin Linge project had been suspended until June 1, 2017. As a result, the shipping of the Martin Linge modules from the South Korean yard to Norway will be delayed. The installation of the modules and lifting operations, which can only be carried out during the summer given weather conditions in the Norwegian North Sea, had initially been planned for summer 2017, but have now been postponed to summer 2018. Therefore, given the hook-up and commissioning operations, production start-up has been delayed to the first half of 2019. The Martin Linge oil and gas field is located in the North Sea approximately 180 kilometers west of Bergen, Norway. The project partners are Total E&P Norge (51%, operator), Petoro (30%) and Statoil (19%).

(1)	Bretagne Angleterre Irlande S.A.
(2)	Mobile storage tanks with metal frames that meet the standards for bulk transportation of liquids.
(3)	Base for plastics.
(4)	Steam cracking is a petrochemical process that uses petroleum or gas derivatives to produce monomers (ethylene and propylene), bases for the plastics industry (polyethylene and polypropylene).

Works on the Egina FPSO resumed following a two-week suspension and the impact on the project, which is expected to start up in the second half of 2018, will be limited. The Egina development is located on deep offshore Block OML 130 approximately 150 kilometers off the Nigerian coast. The project partners are TOTAL (24%, operator), CNOOC (45%), Petrobras (16%) and Sapetro (15%).

Finally, the CPF (Central Processing Facilities) for the Ichthys project, operated by Inpex, had already departed the Geoje yard several days before the accident occurred and is now installed on the field in offshore Australia. The start-up of Ichthys, in which TOTAL holds 30% alongside Inpex (62.245%), has therefore not been impacted by the accident and is scheduled for the first quarter of 2018.

Iran: TOTAL and NIOC sign contract for the development of phase 11 of the giant South Pars gas field

On July 3, 2017, TOTAL announced the signature of a contract with the National Iranian Oil Company (NIOC) for the development and production of phase 11 of South Pars (SP11), the world’s largest gas field. The project is expected to have a production capacity of 2 billion cubic feet per day or 400,000 barrels of oil equivalent per day including condensate. The produced gas is expected to start supplying the Iranian domestic market starting in 2021.

This contract, which has a 20-year duration, is the first Iranian Petroleum Contract (IPC) and is based on the technical, contractual and commercial terms as per the Heads of Agreement signed on November 8, 2016. TOTAL is the operator of the SP11 project with a 50.1% interest alongside the Chinese state-owned oil and gas company CNPC (30%), and Petropars (19.9%), a wholly owned subsidiary of NIOC. TOTAL will develop the project in strict compliance with applicable national and international laws.

SP11 will be developed in two phases. The first phase, with an estimated cost of around $2 billion equivalent, will consist of 30 wells and 2 wellhead platforms connected to existing onshore treatment facilities by 2 subsea pipelines. At a later stage, once required by reservoir conditions, a second phase will be launched involving the construction of offshore compression facilities, a first on the South Pars field.

Since the November 2016 Heads of Agreement signature, TOTAL has been conducting engineering studies on behalf of the consortium and initiated calls for tender in order to award the contracts required to develop the project by the end of the year.

OnTruck transportation platform added to Total Energy Ventures portfolio

On June 22, 2017, TOTAL announced that Total Energy Ventures (TEV), its venture capital arm that invests in start-ups, had acquired an interest in OnTruck, a platform that optimizes road freight shipping.

Medium-haul road freight shipping (less than 150 kilometers) is a significant and growing market. However, it is extremely fragmented, with a low level of digitalization and 30% of trucks traveling half-empty. Pooling shipments means more competitive freight rates can be offered to the market, improving energy efficiency along the transportation chain optimizing fuel consumption and reducing emissions.

Founded in Madrid in 2016, OnTruck is developing a marketplace that puts businesses in touch with freight carriers and also optimizes trucks’ fill rates by pooling shipments.

Results of the option to receive the final 2016 dividend in shares

The Annual Shareholders’ Meeting held on May 26, 2017 approved the payment of an annual dividend for 2016 of €2.45 per share and offered the shareholders the choice to receive the final 2016 dividend of €0.62 per share in cash or in new shares of the Company.

The period for exercising the option ran from June 5, 2017 to June 14, 2017. At the end of the option period, 52% of rights were exercised in favor of receiving the payment for the final 2016 dividend in shares.

17,801,936 new shares were issued, representing 0.7% of the Company’s share capital on the basis of the share capital of May 31, 2017. The share price for the new shares issued as payment of the final 2016 dividend was set at €44.86 on May 26, 2017. The price was equal to the average opening price on Euronext Paris for the twenty trading days preceding May 26, 2017, the date of the Annual Shareholders’ Meeting, reduced by the amount of the final dividend, with a 5% discount.

The settlement and delivery of the new shares as well as their admission to trading on Euronext Paris occurred on June 22, 2017. The shares carry immediate dividend rights and have been fully assimilated with existing shares already listed.

The remaining cash dividend paid to shareholders who did not elect to receive the final 2016 dividend in shares amounted to €731 million. This payment in cash was made on June 22, 2017.

Combined Shareholders’ Meeting of May 26, 2017—Approval of resolutions proposed by the Board of Directors

The Annual Shareholders’ Meeting of TOTAL was held on May 26, 2017, under the chairmanship of Patrick Pouyanné. The Shareholders adopted all resolutions recommended by the Board of Directors, including:

•	approval of the 2016 financial statements and payment of a 2016 dividend of €2.45 per share, an increase compared to 2015;
•	the option for shareholders to receive the final 2016 dividend and any 2017 interim dividends in cash or in new shares of the Company;
•	renewal of the terms as Directors of Mrs. Patricia Barbizet and Mrs. Marie-Christine Coisne-Roquette for a three-year period;
•	election of Mr. Mark Cutifani and Mr. Carlos Tavares to three-year terms as Directors;
•	opinion on the elements of compensation due or granted to the Chairman and Chief Executive Officer for year 2016; and
•	the principles and criteria for the determination of the compensation granted to the Chairman and Chief Executive Officer for year 2017.

The Shareholders’ Meeting was also an opportunity for Chairman and CEO Patrick Pouyanné, Lead Independent Director Patricia Barbizet, and Chief Financial Officer Patrick de La Chevardière, to show how the Group has emerged stronger from the difficult economic environment of the past two years and is today well positioned to take advantage of the low cost environment.

Patrick de La Chevardière presented the results of year 2016 and first quarter 2017, underpinned by strong discipline in investments and operating costs, Upstream production growth and a strong Downstream contribution.

Patricia Barbizet described the functioning of TOTAL’s Board of Directors, which shows exemplary diversity in terms gender, nationality and independence. Due to their key roles in international companies active in various economic sectors, the Directors bring to TOTAL complementary expertise enabling an effective contribution to the Group’s major decisions. On behalf of the Board, she thanked Barbara Kux, Paul Desmarais Jr, and Marc Blanc, whose terms expired at the Annual Shareholders’ Meeting, for their contributions. The Annual Meeting was also the occasion to present the Directors newly appointed to the Board, Mark Cutifani and Carlos Tavares, as well as Christine Renaud, the new Director representing employees.

Finally, Patrick Pouyanné restated TOTAL’s ambition to become the responsible energy major by leveraging the Group’s values, which are Safety, Respect for Each Other, Pioneer Spirit, Stand Together and Performance-minded. In line with this ambition, and after having reduced its breakeven and strengthened its balance sheet, TOTAL is taking advantage of the current oil cycle to prepare post-2020 growth. The Group therefore aims to launch about ten Upstream projects in a favorable cost environment and acquire resources under attractive terms, such as recent deals in Brazil and Uganda. The Downstream is also pursuing its growth strategy, with two major petrochemical investments announced in the United States and South Korea. Meanwhile the new Gas, Renewables and Power segment is developing the Group’s low-carbon businesses. In 2017, TOTAL launched several projects to become a leader in new energies for the transport sector, whether in road transport (European network for natural gas vehicle fuel and electric vehicle charging points), aviation (European leader in biojet fuel) or maritime transport (development of a multi-energy offer for shipping). TOTAL will pursue its strong growth through 2020 due to the ramp up of projects recently put on stream, the start up of a dozen major projects as well as the stakes acquired in giant low-cost producing fields in Qatar and the United States. The Moho Nord project, which was started up in Congo earlier this year, was showcased at the meeting.

Japan: TOTAL launches construction of the Miyako Solar Park

On May 23, 2017, TOTAL announced that Total Solar, its wholly-owned subsidiary dedicated to solar activities, had launched construction of its second solar power plant in Japan. The 25-megawatt-peak photovoltaic power plant in Miyako, in Iwate province, is expected to start up in 2018 and will provide clean and reliable electricity to over 8,000 households.

The plant is designed to fully meet Japan’s stringent earthquake-resistant building standards. The facility will be equipped with over 76,000 high-efficiency SunPower solar panels, providing maximum performance. The plant will be connected to the electricity distribution grid to supply energy through the regional utility company.

Mauritania: TOTAL expands exploration activities in the country with a new deep offshore license

On May 12, 2017, TOTAL announced that it had signed an exploration and production contract with Mauritania to perform exploration works on Block C7, which covers an area of 7,300 square kilometers. The Group will be the operator with a 90% interest alongside the Société Mauritanienne des Hydrocarbures et de Patrimoine Minier (SMHPM) holding the remaining 10%. This agreement is part of TOTAL’s strategy to explore new deepwater basins in Africa.

France: TOTAL inaugurates its revamped Carling petrochemical complex

On May 11, 2017, TOTAL announced the inauguration of its revamped Carling – Saint-Avold petrochemical complex in eastern France following three years of transformation works.

In September 2013, TOTAL announced that it would adapt the Carling site, investing close to €200 million to upgrade existing facilities and build new, higher value-added units to improve the site’s competitiveness. The Carling - Saint-Avold complex has been turned into a leading polymer production site in Europe.

The adaptation of the Carling - Saint-Avold complex did not involve layoffs or compulsory staff transfers. Each employee was offered a personalized plan, such as transfers to other positions within the Group, retirement or assistance to create their own businesses.

The Carling - Saint-Avold Complex Today:

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A top-tier polymers site in Europe: Polystyrene production capacity was increased to make it TOTAL’s leading site in Europe; the polyethylene unit was upgraded to deliver advanced plastics (e.g., health care market); and a unit was built to manufacture polypropylene compounds to meet automotive market demand for innovative and lighter plastics to replace steel and thereby make vehicles more fuel-efficient.

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TOTAL’s European center for hydrocarbon resins: The site now houses Cray Valley Europe headquarters and R&D center, and it also serves as a logistics hub; a new unit was built producing high valued-added RICON® and KRASOL® resins offering exceptional adhesion, longevity and damping properties; and finally, upgrade works were performed on a unit producing premium odorless, transparent CLEARTACK® resins.

•	To meet its commitments to customers, TOTAL invested in logistics to ensure the delivery of ethylene and propylene after the steam cracker was shut down in October 2015.

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To support local stakeholders, the Group signed four agreements with the French authorities. Total Développement Régional provided support to partner companies impacted by the changes at the site. TOTAL and other companies with activities at the complex together created the Chemesis association to improve competitiveness by sharing services and utilities and to enhance the complex’s ability to attract new businesses.

TOTAL acquires PitPoint B.V. to accelerate its growth in natural gas vehicle fuel in Europe

On May 3, 2017, TOTAL announced the acquisition of the Dutch company PitPoint B.V., Europe’s third-largest provider of natural gas vehicle fuel.

PitPoint B.V. is a market-leading integrated independent in alternative fuels with a network of around 100 natural gas fueling stations. The company is also involved in biogas, hydrogen and electric vehicle charging points for road and maritime transport. PitPoint B.V. has been growing strongly in several European countries such as the Netherlands, Belgium and Germany.

The acquisition will enable the Group to significantly increase its presence in the natural gas vehicle fuel sector, in particular to serve trucking and professional transport companies, and implement its plans to establish a network of 350 natural gas vehicle fueling stations in Europe by 2022, making TOTAL the leader in natural gas vehicle fuel in Europe.

The transaction will not affect PitPoint B.V.’s customers and employees. The terms and conditions of their contracts will remain unchanged.

Senegal: TOTAL signs agreements to explore the country’s deepwater potential

On May 2, 2017, TOTAL announced that it had signed two agreements with the Republic of Senegal enabling the Group to contribute to the exploration activities in Senegal’s deep and ultra-deep offshore.

The first agreement involves an exploration and production sharing contract for the Rufisque Offshore Profond block, which covers an area of 10,357 square kilometers. TOTAL will be the operator with a 90% interest alongside Société Nationale des Pétroles du Sénégal (Petrosen), holding the remaining 10%.

The Group also signed a cooperation agreement with Petrosen and Senegal’s Ministry of Energy and Renewable Energy Development under which TOTAL will perform studies to assess the exploration potential of Senegal’s ultra-deep offshore and become operator of an exploration block.

Myanmar: TOTAL brings on stream the Badamyar gas project

On May 2, 2017, TOTAL announced having started up production from the Badamyar project, located offshore 220 kilometers south of Yangon in the Republic of the Union of Myanmar. The project is designed to enable an extension of the Yadana gas field’s 8 billion cubic meters per year production plateau beyond 2020.

The Badamyar project, which was completed on schedule and with costs 20% below budget, involves the installation of a new wellhead platform connected to the Yadana production facilities, and the drilling of 4 horizontal wells to develop Badamyar gas field as a satellite of Yadana. The project also includes a new compression platform. Launched in mid-2014, the project was completed with no Lost Time Injury occurrences during the 5 million man-hours worked.

TOTAL is the operator of the project with a 31.2% interest. Its partners are Chevron-Unocal (28.3%), PTTEP (25.5%) and the national company MOGE (15%).